SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-51311

NOTIFICATION OF LATE FILING

      (Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F   [X] Form 10-Q    [_] Form N-SAR

For Period Ended: June 30, 2005

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

 Anza Capital, Inc.
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Full Name of Registrant

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Former Name if Applicable

400 Grove Street
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Address of Principal Executive Office (Street and Number)

Glen Rock, NJ 07452
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City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |(a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |(b)   The subject annual report,  semi-annual report, transition report on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR,  or portion thereof will be filed on or  before  the 15th  calendar  day  following the prescribed due date; or the subject  quarterly  report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |(c)   The  accountant's  statement  or  other  exhibit  required  by  Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Data and other information regarding certain material operations of the Company as well as its financial statements required for the filing are not currently available and could not be made available without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

        Roger Fidler                      (201)       445-7399
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           (Name)                     (Area Code) (Telephone Number)

(2)   Have all other periodic  reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that the  registrant  was required to file such  report(s)  been filed?  If the answer is no, identify report(s).

             [x] Yes  [_] No

(3)   Is it  anticipated  that any  significant  change in results of operations from the  corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            [_] Yes  [x] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Global Agri-Med Technologies, Inc.
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           (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      8/14//05            By  /s/  Roger Fidler
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                                     President